FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of September 2008
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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Not applicable.

Table of Contents
(1)	Press Release, “Dr Reddy’s announces partnership with Cosmederm Technologies for Indian distribution of proprietary skin care products” September 4, 2008.

(2)	Press Release, “Dr. Reddy’s formally announces its US Specialty Business, Promius Pharma, LLC,” September 18, 2008.

(3)	Press Release, “Dr. Reddy’s enters the respiratory inhalers market in India with the launch of ‘Combihale™’ and ‘Redihaler™’,” September 25, 2008.

Exhibit 99.1

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr Reddy’s announces partnership with Cosmederm Technologies for Indian distribution of proprietary skin care products
Forays into aesthetic dermatology segment in India
September 04, 2008, Hyderabad: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) has announced a licensing and distribution agreement with Cosmederm Technologies, a US based specialty pharmaceutical company focused on dermatology and aesthetic medicine. The agreement grants Dr. Reddy’s exclusive rights to distribute Cosmederm Technologies’ unique skin care products throughout India.
Cosmederm’s proprietary technology allows for the formulation of highly potent, non-irritating skin care products in the areas of anti-aging, acne, pruritus, rosacea and others. The partnership is for two product lines:
•	REFINITY peel kits (Glycolic acid 70%) and

•	COSMEDERM peel kits (Glycolic acid 50%)
Through this partnership Dr. Reddy’s enters the aesthetic dermatology segment and consolidates its position in cosmeceuticals.
Commenting on the partnership, Jaspal Singh Bajwa, President — Branded Formulations Group said, “Cosmederm’s proprietary technology is exceptional in its ability to allow the formulation of highly effective skin care products. We are very excited to offer these unique products throughout the Indian market and expect the lines to quickly become leaders in the area of chemical peels and anti-aging”.
“The opportunity to work with Dr. Reddy’s and introduce our products to the Indian consumers is a great milestone for Cosmederm. Dr. Reddy’s is a global brand and a very valuable partner for us”, said Sean Edwards — President, Cosmederm Technologies.
Notes to the editor:
•	As per our estimates the market for Aesthetic Dermatology Segment is about Rs 100 crores growing at the rate of more than 50%.
Brief mode of action:
•	Glycolic acid in higher concentrations is known to cause epidermal peeling which improves the skin tone, color and glow.
•	It is indicated in pigmentation disorders as well as skin wrinkles
•	Other brands of Dr.Reddy’s in the dermatology segment are Mintop, Venusia, Niltan, Clearz and Antoxid-HC
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer. ( www.drreddys.com )
About Cosmederm Technologies Inc.
Cosmederm Technologies is a specialty pharmaceutical company specializing in the development of highly potent, yet non-irritating, topical products in the areas of anti-aging, anti-itch, acne, rosacea and others. Cosmederm Technologies’ product lines include TriCalm™, REFINITY™ Skin Solutions, and COSMEDERM SKIN SCIENCE™. ( www.cosmederm.com )
Contact Information
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s formally announces its US Specialty Business, Promius Pharma, LLC.
•	Announcement marks a milestone in building a sustainable and profitable branded business in the US

•	Commercial launch of Promius Pharma is planned for Q3 FY09
Hyderabad, India, September 18, 2008: Dr. Reddy’s Laboratories (NYSE: RDY) today formally announced its US Specialty Business with the launch of Promius Pharma, a wholly-owned subsidiary of Dr. Reddy’s Laboratories located in Bridgewater, NJ.
Promius Pharma, which will initially focus on the branded dermatology market, is based on a platform of strategic licensing initiatives and internal product development activities undertaken over the last several years. Promius Pharma’s product portfolio currently comprises of three in-licensed and co-developed dermatological products that are scheduled to launch within calendar years 2008-09, and a pipeline of topical products being developed at the Integrated Product Development Facility in Hyderabad, India. Promius Pharma’s current portfolio contains innovative topical products for the treatment of psoriasis, atopic dermatitis and seborrheic dermatitis.
Commenting on the strategic event, GV Prasad, Vice Chairman and CEO of Dr. Reddy’s, said “We are pleased to announce Promius Pharma, our US Specialty Business, a meaningful milestone in our overall strategy of building a sustainable and profitable branded business. We are committed to establishing a leading position in the US dermatology market by providing innovative solutions to patients and physicians that leverage Promius Pharma’s current portfolio and future additions.”
Promius Pharma has assembled a management team with significant experience within the US dermatology market to accelerate Promius into a leading position within the dermatology marketplace. Jeffrey Wasserstein, Executive Vice President of Dr. Reddy’s North America and Promius Pharma, stated, “We are looking to develop a best-in-class company. In order to accomplish this goal, we are bringing together the most talented people from a cross-section of dermatology companies. We have hired a nationally deployed sales force, are currently manufacturing commercial product and are putting the final touches to our launch plans.”
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer. For more details visit (www.drreddys.com)

About Promius Pharma
Promius Pharma, located in Bridgewater, NJ, is a branded specialty company and a wholly-owned subsidiary of Dr. Reddy’s Laboratories, Inc. Promius Pharma, with its focus on the branded dermatology market, has a portfolio of in-licensed dermatological products and an internal pipeline of topical products under various stages of development. Promius Pharma aims to be a leading-edge company that develops and markets innovative solutions for challenging dermatological conditions with an eye to the future to redefine therapeutic options for physicians and patients. (www.promiuspharma.com)
Contact Information
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620
Promius Pharma Contact Information:
Media:
Suzanne Lane at slane@thelcgroup.com or on +1-212-757-6880

Exhibit 99.3

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Hyderabad, India, September 25, 2008
Dr. Reddy’s enters the respiratory inhalers market in India with the launch of ‘Combihale™’ and ‘Redihaler™’
Forays into inhalation asthma market
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) has entered the inhaler segment in India with the launch of ‘Combihale™’ — a combination of a steroid and a long acting bronchodilator. It is used in the treatment of asthma and is available in two combinations, Combihale™ FF (Formoterol + Fluticasone) and Combihale™ FB (Formoterol + Budesonide).
Combihale™ would be available along with ‘Redihaler*’, a dry powder inhalation device that was designed in-house and which will initially be given free of cost with Combihale™.
Combihale™ comes in both Dry Powder Inhaler and Metered Dose Inhaler forms and is available in the following pack sizes:
•	Metered dose inhaler of 120 doses

•	Dry Powder capsules, 2 X 15’s blister caps along with the Redihaler device
Notes to the editor:
•	Inhaler market is currently valued at Rs 473 crores growing at over 17% annually (Source: ORG IMS)

Brief mode of action of Combihale™:

•	Combihale™ is a combination of a steroid and a long acting bronchodilator

•	Combihale™ range of inhalational drugs are dispensed either through dry powder (DPI) or metered dose inhaler (MDI) forms

•	Upon oral inhalation, they selectively deposit the drug at the site where their action is needed.

•	These contain bronchodilator, which relax the constricted airways and corticosteroid, which limit inflammation and irritation in the airways in patients suffering from obstructive lung disease including Asthma
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer. (www.drreddys.com)

*	Patent pending.
Contact Information
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V. Viswanath
Date: October 3, 2008		Name:	V. Viswanath
		Title:	Company Secretary